                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 32)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                February 28, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   / /



                         (Continued on following pages)

CUSIP No. 422317 10 7                  13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES             8.    SHARED VOTING POWER
      BENEFICIALLY                         60,489,677
        OWNED BY
          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                           10.    SHARED DISPOSITIVE POWER
                                           60,489,677

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           60,489,677

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                         / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          65.96%

    14.      TYPE OF REPORTING PERSON
                                          CO

CUSIP No. 422317 10 7                  13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                       WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY                           60,489,677
          EACH
       REPORTING            9.    SOLE DISPOSITIVE POWER
      PERSON WITH

                           10.    SHARED DISPOSITIVE POWER
                                           60,489,677

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           60,489,677

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                          / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           65.96%

    14.      TYPE OF REPORTING PERSON
                                           CO

CUSIP No. 422317 10 7                  13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY                           60,489,677
          EACH
       REPORTING            9.    SOLE DISPOSITIVE POWER
      PERSON WITH

                           10.    SHARED DISPOSITIVE POWER
                                           60,489,677

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           60,489,677

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                          / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           65.96%

    14.      TYPE OF REPORTING PERSON
                                            CO

CUSIP No. 422317 10                    13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) / /
                                                                    (b) / /
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                  WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  CALIFORNIA

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES             8.    SHARED VOTING POWER
      BENEFICIALLY                         60,489,677
        OWNED BY
          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                           10.    SHARED DISPOSITIVE POWER
                                           60,489,677

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    60,489,677

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                        / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     65.96%

    14.      TYPE OF REPORTING PERSON
                      OO (Testamentary Trust)

                                  SCHEDULE 13D


         This Amendment No. 32, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $18,000,000. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

         On May 19, 1998, the Board of Directors of Hearst (the "Board") approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, the Board approved the purchase from time to time by Hearst Broadcasting of up to twenty million shares of the Issuer (inclusive of the fifteen million shares previously authorized). There can be no assurance as to when or whether such transactions might occur or the precise number of shares to be acquired, though it is expected that Hearst will continually review its equity position in the Issuer from time to time to determine whether or not to acquire additional shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of March 2, 2001 the Reporting Persons owned 19,191,029 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 60,489,677 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 65.96% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.


         (c) Since filing Amendment No. 31 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to a private transaction:


                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                    2/28/01            350,000                   $20.00                  $7,000,000.00

                    2/28/01            350,000                   $20.00                  $7,000,000.00

                    2/28/01            200,000                   $20.00                  $4,000,000.00

                      Total            900,000                                           18,000,000.00
                                       =======                                           =============

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2001



                                   HEARST BROADCASTING, INC.


                                   By:  /s/Jodie W. King
                                      -----------------------------------------
                                      Name:     Jodie W. King
                                      Title:    Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2001



                                   HEARST HOLDINGS, INC.


                                   By:  /s/Jodie W. King
                                      -----------------------------------------
                                      Name:     Jodie W. King
                                      Title:    Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2001



                                   THE HEARST CORPORATION


                                   By: /s/Jodie W. King
                                      -----------------------------------------
                                      Name:     Jodie W. King
                                      Title:    Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2001



                                   THE HEARST FAMILY TRUST


                                   By:/s/ Victor F. Ganzi
                                      -----------------------------------------
                                      Name: Victor F. Ganzi
                                      Title:    Trustee